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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*


                           McClatchy Newspapers, Inc.

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                   579489-10-5

                                 (CUSIP Number)



* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 579489-10-5                  13-G/A                 Page 2 of 5 Pages


-------------------------------------------------------------------------------
1.  Name of Reporting Person                                  Betty Lou Maloney
    S.S. or I.R.S. Identification No.
    of Above Person                                                 ###-##-####
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

    Not Applicable.                                                    (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------

3.  SEC Use Only

-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization                          United States

-------------------------------------------------------------------------------
                      5.    Sole Voting Power

                            At 12/31/96:      1,850,000 (Class B Common Stock)*
                            At 3/1/97:        vested options to purchase 10,314
                                              shares of Class A Common Stock
                      ---------------------------------------------------------
       Number of
        Shares        6.    Shared Voting Power                               0
     Beneficially
       Owned by       ---------------------------------------------------------
    Each Reporting    7.    Sole Dispositive Power
        Person
         With               At 12/31/96:      1,850,000 (Class B Common Stock)*
                            At 3/1/97:        vested options to purchase 10,314
                                              shares of Class B Common Stock
                      ---------------------------------------------------------

                      8.    Shared Dispositive Power                          0

-------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      1,860,314

-------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount
    in Row (9) Excludes Certain Shares                                      [ ]

-------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row 9                      17.26%

-------------------------------------------------------------------------------

12. Type of Reporting Person                                                 IN

-------------------------------------------------------------------------------

--------------

* Adjusted to reflect the effort of a 25% stock dividend payable on January 2, 1997 to stockholders of record on December 16, 1996.


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CUSIP No. 579489-10-5                 13-G/A                  Page 3 of 5 Pages


Item 1(a)  Name of Issuer:  McClatchy Newspapers, Inc.
           --------------

Item 1(b)  Address of Issuer's Principal Executive Offices:  2100 "Q" Street,
           -----------------------------------------------------------------
           Sacramento, CA  95816

Item 2(a)  Name of Person Filing:  Betty Lou Maloney
           ---------------------

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           -----------------------------------------------------------
           2100 "Q" Street, Sacramento, CA  95816

Item 2(c)  Citizenship:  United States
           -----------

Item 2(d)  Title of Class of Securities:  Class A Common Stock
           ----------------------------

Item 2(e)  CUSIP Number:  579489-10-5
           ------------

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or
           --------------------------------------------------------
           13d-2(b), check whether the person filing is a:
           ----------------------------------------------

           (a)   [ ]   Broker or Dealer registered under section 15 of the
                       Act;

           (b)   [ ]   Bank as defined in section 3(a)(6) of the Act;

           (c)   [ ]   Insurance Company as defined in section 3(a)(19) of
                       the Act;

           (d)   [ ]   Investment Company registered under section 8 of
                       the Investment Company Act;

           (e)   [ ]   Investment Adviser registered under section 203 of
                       the Investment Advisers Act of 1940;

           (f)   [ ]   Employee Benefit Plan, Pension Fund
                       which is subject to the provisions of the Employee Retirement Income Security Act of
                       1974 or Endowment Fund; see section
                       240.13d-1(b)(1)(ii)(F);

           (g)   [ ]   Parent Holding Company, in accordance with section
                       240.13d-1(b)(ii)(G) (Note: See Item 7); or

           (h)   [ ]   Group, in accordance with section
                       240.13d-1(b)(1)(ii)(H).

Item 4.    Ownership:
           ---------

           (a)   Amount Beneficially Owned:

           (b)   Percent of Class:

           (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote       1,860,314

                 (ii)  shared power to vote or to direct the vote             0

                 (iii) sole power to dispose or to direct the
                       disposition of                                 1,860,314

                 (iv)  shared power to dispose or to direct the
                       disposition of                                         0


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CUSIP No. 579489-10-5                13-G/A                   Page 4 of 5 Pages

Item 5.    Ownership of Five Percent or Less of a Class:
           --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

     Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           ------------------------------------------------------------

     Not Applicable.

Item 8.    Identification and Classification of Members of the Group:
           ---------------------------------------------------------

     Not Applicable.

Item 9.    Notice of Dissolution of Group:
           ------------------------------

     Not Applicable.

Item 10.   Certification:
           -------------

     Not Applicable.


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CUSIP No. 579489-10-5               13-G/A                    Page 5 of 5 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 13, 1997.


                                        /s/ Betty Lou Maloney
                                   --------------------------------------------
                                        Betty Lou Maloney